Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

March 17, 2021

To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: FSD PHARMA INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 14, 2021
Record Date for Voting (if applicable) :	April 14, 2021
Beneficial Ownership Determination Date :	April 14, 2021
Meeting Date :	May 14, 2021
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
CLASS B SUBORDINATE VOTING	35954B206	CA35954B2066

Sincerely,

Computershare
Agent for FSD PHARMA INC